UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 1, 2020 (April 1, 2020)

YouNow, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	45-1775277 (I.R.S. Employer Identification No.)

161 Bowery, 6th Floor

New York, NY 10002

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A:

Props Tokens

Item 9.	Other Events

Coronavirus

Due to the COVID-19 coronavirus pandemic, YouNow, Inc. (the “Company”) is filing this report on Form 1-U to disclose that it is extending the deadline for the filing of its Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”). The original deadline was April 29, 2020. Specifically, the Company is relying on an order issued by the Securities and Exchange Commission (the “SEC”) on March 26, 2020, pursuant to Section 28 of the Securities Act of 1933, as amended (Release No. 33-10768) (the “Order”). The Order allows an issuer up to an additional 45 days to file certain reports required to be filed with the SEC if the issuer is not able to meet its original filing deadline due to circumstances related to COVID-19.

The Company is extending the deadline for the filing of its Annual Report because of business disruptions caused by the COVID-19 pandemic. Specifically, the outbreak has interfered with the Company’s current, ongoing efforts to raise additional investment capital. In response, the Company is, to the extent practicable, reducing its operating expenses until further investment amounts can be raised, including by stretching out the performance of, and its payment for, ongoing third-party services, such as the services being provided by YouNow’s independent auditor in connection with the preparation of the Company’s Annual Report.

The Company is extending the deadline for the filing of its Annual Report until Monday, June 15, 2020, and, in accordance with the Order, has disclosed on its public website that it is relying on the Order to do so.

If current trends continue, based on its most recent analysis of expenses and cash forecasts, the Company believes that its cash and cash equivalents will be sufficient to fund its operations into June 2020. However, the Company’s cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties. The Company is in advanced conversations that may allow it to secure additional funding for its operations, but the Company’s ability to raise additional capital in the current business environment as a result of the COVID-19 pandemic is uncertain. Unless additional sources of capital are secured in the near term, there is substantial doubt about the Company’s ability to continue as a going concern.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this filing, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUNOW, INC.

Date: April 1, 2020	By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

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